CONFIDENTIAL TREATMENT REQUESTED
BY HEARTLAND PAYMENT SYSTEMS, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

August 11, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Ms. Kathleen Collins

Re:    Heartland Payment Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
File No. 001-32594

Ladies and Gentlemen:
We are providing you with Heartland Payment Systems, Inc.'s (the “Company”) responses to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 1, 2011, relating to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2010 (File No. 001-32594) (the “Form 10-K”).
This response letter has been filed on EDGAR, and a copy has been sent by hand. Please note that the Company is providing a portion of its response to comment 3 pursuant to Rule 83 of the Commission's Rules of Practice and requests confidential treatment for the redacted portions of the response, which are indicated herein as [***]. Please promptly inform:
Charles H.N. Kallenbach, Esq.
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, New Jersey 08542
of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's response thereto.

Securities and Exchange                         CONFIDENTIAL TREATMENT REQUESTED
August 11, 2011                             BY HEARTLAND PAYMENT SYSTEMS, INC.

Form 10-K for Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 3, Processing System Intrusion, page 95

1.
We note your discussion regarding the various settlement agreements entered into as a result of the Processing System Intrusion. We further note your Item 3 disclosures beginning on page 41 where you discuss various other claims resulting from the Processing System Intrusion. Please tell us your consideration to also disclose, in the notes to the financial statements, those specific matters discussed elsewhere in your filing consistent with the requirements of ASC 450-20-50 or tell us why you believe such disclosure is not necessary.

With regard to the asserted claims related to the Processing System Intrusion which the Company described in Item 3. Legal Proceedings, the Company did not include these asserted claims in Note 3, Processing System Intrusion because it determined an unfavorable outcome was not considered reasonably possible on any such claim disclosed.
The Company included such various other claims resulting from the Processing System Intrusion in its Item 3 disclosures beginning on page 41 because all such settled and unsettled claims presented in large degree the same legal and factual issues as other proceedings pending related to the Processing System Intrusion and, in the aggregate, all such claims exceeded 10 percent of the current assets of the Company and its subsidiaries on a consolidated basis.

2.
In addition, you disclose on page 97 that additional costs you expect to incur for legal fees and costs for defending various clams and action associated with the Processing System Intrusion will be recognized as incurred and such costs could be material and could adversely impact your financial statements. However, it is unclear if there are reasonably possible losses related to the settlement agreements disclosed in Note 3 or related to the specific claims and actions discussed in Item 3. If there is at least a reasonable possibility that losses exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional losses or range of loss, or state that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y and provide the proposed revised disclosures you intend to include in your future filings.

The Company's disclosure regarding additional costs it expects to incur for legal fees and costs for defending various clams and action associated with the Processing System Intrusion does not refer to any additional losses related to the matters subject to the settlement agreements, or to any possible losses on the other asserted claims arising from the Processing System Intrusion, which the Company described in Item 3. Legal Proceedings. The Company does not consider it a reasonable possibility that losses exceeding the amounts already recognized on the matters subject to the settlement agreements would be incurred. Also an unfavorable outcome is not considered reasonably possible on the other asserted claims arising from the Processing System Intrusion which were described in Item 3. Legal Proceedings.
The following revised language for the last paragraph in Note 3. Processing System Intrusion is marked against the current disclosure language from the Company's March 31, 2011 Form 10-Q. This revised

Securities and Exchange                         CONFIDENTIAL TREATMENT REQUESTED
August 11, 2011                             BY HEARTLAND PAYMENT SYSTEMS, INC.

disclosure is proposed for future filings and is included in the Company's June 30, 2011 Form 10-Q.
“These settlement amounts were previously provided for in the Company's Provision for Processing System Intrusion and carried in its Reserve for Processing System Intrusion. The Company does not consider it a reasonable possibility that losses exceeding the amounts already recognized on the matters subject to the settlement agreements will be incurred. With regard to the unsettled claims related to the Processing System Intrusion, which the Company described in “Management's Discussion and Analysis - Legal and Regulatory Considerations,” the Company determined an unfavorable outcome is not considered reasonably possible on any such claim disclosed. The Company is prepared to vigorously defend itself against any unsettled claims relating to the Processing System Intrusion that have been asserted against it and its sponsor banks to date. The Company feels it has strong defenses to all the claims that have been asserted against it and its sponsor banks relating to the Processing System Intrusion.
Additional costs the Company expects to incur for legal fees and costs for defending the unsettled claims and actions associated with the Processing System Intrusion will be recognized as incurred. Such costs~~, together with any amounts payable related to the unsettled claims, could be material and could adversely impact~~ are not expected to be material to its results of operations, financial condition and cash flow.”
Note 18, Commitments and Contingencies, page 115

3.
We note your discussion regarding various “other legal proceedings” in your Item 3 disclosures. Please tell us your consideration to include a discussion of the specific matters disclosed on pages 45 and 46 in the notes to the financial statements consistent with the requirements of ASC 450-20-50 or tell us why you believe such disclosure is not necessary. In addition, for each of the specific matters discussed, tell us the current status; the amounts accrued, if any; the reasonably possible loss or range of loss; and for those that have settled, tell us the amount of such settlements and explain further your disclosures in the March 31, 2011 Form 10-Q where you indicate the settlement amounts were “immaterial in amount and significance.”

Each of the three (3) specific matters disclosed under Other Legal Proceedings in Item 3 of the Company's Form 10-K for the year ended December 31, 2010 is discussed individually below:

1)
“On December 16, 2008, a putative class action was filed against us in the Superior Court of California, County of San Diego, Ryan McInerney, Hossein Vazir Zand v. Heartland Payment Systems, Inc. The plaintiffs purport to represent a putative class of individuals who allegedly were not reimbursed by us for business expenses and whose compensation was allegedly reduced for their costs of doing business. We and the plaintiffs have agreed to a tentative settlement to resolve the claims and are working towards providing notice to the putative class members and obtaining approval by the Court.”

The Company had reached a tentative settlement agreement, which it believed eliminated any uncertainty with regard to potential future losses. The Company had agreed to material terms subject to final court approval. The Company did not include this settled claim in Note 18, Commitments and Contingencies because as of December 31, 2010 it was not considered a contingency. The agreed upon settlement amount of $4 million was accrued in 2010 and disclosed within Note 2, Summary of Significant Accounting Policies under the Other Income (Expense) subheading. In that disclosure, the $4 million settlement amount was disclosed net of unrelated legal settlements of $2.3 million received by the

Securities and Exchange                         CONFIDENTIAL TREATMENT REQUESTED
August 11, 2011                             BY HEARTLAND PAYMENT SYSTEMS, INC.

Company during 2010 for a net pre tax charge of $1.7 million. The parties are still working towards providing notice to the putative class members and obtaining approval by the Court.

2)
“On September 9, 2009, VeriFone Israel Ltd. filed a lawsuit in the Northern District of California alleging patent infringement of U.S. Patent No. 6,853,093 (the “ '093 patent”) by our NP3000 payment terminals.  VeriFone Israel seeks injunctive relief against the alleged infringement and damages, including enhanced damages for willfulness and reasonable attorneys' fees.  On October 13, 2009, VeriFone Israel Ltd. amended its complaint to add an additional plaintiff, VeriFone Holdings, Inc., and seeking Declaratory Judgment that VeriFone Holdings was not involved in certain unfair business activity including Tortious Interference with Contract and Prospective Economic Advantage, Tortious Refusal to Deal, Breach of Contract, Breach of Implied Duty of Good Faith and Fair Dealing, Unfair Competition and Defamation.  These declaratory judgment counts regarding VeriFone's unfair business activities correspond to affirmative claims we brought against VeriFone Holdings in New Jersey State Court, previously.  We have has not yet answered the complaint.  This case was assigned to Hon. Charles R. Breyer. VeriFone Israel filed a notice of voluntary dismissal on February 15, 2010. On February 16, 2010, we filed a Declaratory Judgment action in the Northern District of California seeking a judgment that we have not infringed the '093 patent and that the '093 patent is not valid. On February 16, 2010, VeriFone Israel filed counterclaims in our New Jersey Lanham Act case mirroring those it voluntarily dismissed in the Northern District of California. On April 22, 2010, our Declaratory Judgment action was transferred to the District of New Jersey, where it has been assigned to Judge Mary L. Cooper. On June 8, 2010, Magistrate Judge Douglas E. Arpert entered an Order staying all discovery in the case until September 7, 2010. The Order staying all discovery has been subsequently extended until March 31, 2011.”

The Company did not include this asserted claim in Note 18, Commitments and Contingencies because as of December 31, 2010 it determined an unfavorable outcome was not considered reasonably possible. This claim was settled on March 28, 2011, as was reported in the Company's March 31, 2011 Form 10-Q. [***]

3)
“On November 6, 2009, VeriFone Holdings, Inc. filed a lawsuit in the Northern District of California alleging violations of the Lanham Act (False Advertising) and California Laws (Unfair Business Practices). VeriFone Holdings sought a preliminary and permanent injunction against us and unspecified damages. The case was assigned to Hon. Phyllis Hamilton. VeriFone Holdings filed a notice of voluntary dismissal on February 15, 2010. On February 16, 2010, VeriFone Holdings filed counterclaims in our New Jersey Lanham Act case mirroring those it voluntarily dismissed in the Northern District of California.”

The Company did not include this asserted claim in Note 18, Commitments and Contingencies because as of December 31, 2010 it determined an unfavorable outcome was not considered reasonably possible. This claim was settled on March 28, 2011, as was reported in the Company's March 31, 2011 Form 10-Q. [***]

4.
In addition, we note your disclosures on page 115 where you state “the results of any of these ordinary course matters, individually or in the aggregate, are not expected to have a material effect on the results of operations, financial condition or cash flows.” With regards to this disclosure, please explain further the following and provide us with the proposed disclosures you intend to include in future filings to address these matters:

•
Explain your reference to “ordinary course matters.” Tell us if you have considered all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being asserted, in your disclosures and assessments. Also, clarify whether this reference also includes the specific matters discussed on pages 45 and 46;

•
In addition, your reference to “results” is unclear. For example, it is unclear whether this phrase suggest that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else; and

•	If there is at least a reasonable possibility that losses exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional

Securities and Exchange                         CONFIDENTIAL TREATMENT REQUESTED
August 11, 2011                             BY HEARTLAND PAYMENT SYSTEMS, INC.

losses or range of loss, or state that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please tell us how your disclosures comply with ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

“Ordinary course matters” refers to matters that the Company believes are ordinary routine litigations incidental to its business and that do not depart from the normal kind of such actions. The Company has considered all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being asserted, in its disclosures and assessments. Such reference does not also include the specific matters discussed on pages 45 and 46. Such matters are under the heading “Other Legal Proceedings” to differentiate them from the matters relating to the Processing System Intrusion.
The Company's reference to “results” was to the impact these matters may have on the Company's results of operations and financial condition because, to date, the Company has not determined an unfavorable outcome was probable and accrued any amounts for the matters it described as “ordinary course matters.” To avoid any confusion, the Company proposes to replace “results” with “resolution of these ordinary course matters.”
Additionally, the Company has considered all ordinary course matters, including unasserted claims which are probable of being asserted, and it determined an unfavorable outcome was not considered reasonably possible on any such matter.
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changed to disclosure in response to Staff Comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact Kevin Collins from Jenner & Block LLP, counsel to the Company, at (212) 891-1634 or Jason Casella from Jenner & Block LLP at (212) 891-1646.
Sincerely,
Heartland Payment Systems, Inc.
By: /s/ Maria Rueda
Name: Maria Rueda
Title: Chief Financial Officer
cc:    Melissa Kindelan